EXHIBIT 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the six months ended June 30,		For the Years Ended December 31,
(Dollars in thousands, except ratios)	2009	2008	2008	2007	2006	2005	2004
Income/(Loss) before income tax expense	$(35,313)	$69,293	$70,075	$196,660	$184,829	$166,481	$140,422
Plus fixed charges	132,145	152,941	299,477	309,114	214,664	112,432	62,142

Earnings	96,832	222,234	369,552	505,774	399,493	278,913	202,564
Fixed charges	132,145	152,941	299,477	309,114	214,664	112,432	62,142
Preferred stock dividends	8,464	301	1,750	610	610	611	593
Fixed charges and preferred stock dividends	$140,609	$153,242	$301,227	$309,724	$215,274	$113,043	$62,735
Ratio of earnings to fixed charges	0.73	1.45	1.23	1.64	1.86	2.48	3.26
Ratio of earnings to fixed charges and preferred stock dividends	0.69	1.45	1.23	1.63	1.86	2.47	3.23